Exhibit 99.4

Notice Concerning UBIC’s Partial Amendments to the Articles of Incorporation

TOKYO, May 26, 2016 (GLOBE NEWSWIRE) — At its meeting held today, the Board of Directors of UBIC, Inc. (“UBIC” or the “Company”) resolved to propose partial amendments to its Articles of Incorporation (the “Articles of Incorporation”) at its 13th Ordinary General Meeting of Shareholders to be held on June 29, 2016, as described below:

1.Reason for Amendments:

We made three significant changes during FY 2015 (April 2015 — March 2016), which was the 13th year since our formation.

1.   Transitioned from the development and verification phase of our business to the industrialization and monetization phase via the expansion of our AI technology into new markets (Healthcare, Business intelligence and Marketing)

2.   Developed “Landscaping”, an AI engine, KIBIT-related technology, which can quickly find pre-selected information by analyzing human behavior patterns, such as tacit knowledge, feeling and judgment.

3.   Acquired Evolve Discovery, Inc., an e-discovery business, our second acquisition in the U.S., in order to establish a solid foundation in our core business.

Our new name is “FRONTEO.” We chose “FRONTEO” because we believe in our highly-advanced technology and leading progressive mindset. It emphasizes our capability of creating a better future for human and society. The word FRONTEO consists of the word “FRONT”, which implies forefront, and the Latin word “EO” which implies moving forward.

Since UBIC’s establishment in 2003, our AI “KIBIT” technology has been developed for e-discovery practices.  “KIBIT” can now expand its performance and capabilities beyond this narrow e-discovery business frame under the new name of FRONTEO.

2.Details of Amendments

Current Articles of Incorporation	Proposed Amendments
(CORPORATE NAME) ARTICLE 1. The Company shall be called “KABUSIKIGAISHA UBIC” and referred to as “UBIC, Inc.” in English.	(CORPORATE NAME) ARTICLE 1. The Company shall be called “KABUSIKIGAISHA FRONTEO” and referred to as “FRONTEO, Inc.” in English.
(newly established)	Supplementary Provision The amendment of Article 1 will become effective as of July 1, 2016. This supplementary provision will be deleted after the change of Article 1 becomes effective.

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. UBIC’s KIBIT technology is driven by UBIC AI based on knowledge acquired through its litigation support services. The KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation.  UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubic-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of,  UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: Chief Executive Officer and Chairman of the Board
Masahiro Morimoto

Address any inquiries to
Chief Financial Officer and Chief Administrative Officer
Masami Yaguchi